Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SolarBank Corporation

We consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-279027) of our report dated on September 30, 2024, with respect to our audit of the consolidated financial statements of SolarBank Corporation as of and for the year ended June 30, 2024, which are incorporated in this Annual Report on Form 40-F of SolarBank Corporation for the year ended June 30, 2024.

We also consent to the reference to us under the caption “Experts” in such Registration Statement.

/s/ ZH CPA, LLC

Denver, Colorado

September 30, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us